

Mail Stop 3561

May 27, 2016

Teri L. List-Stoll
Executive Vice President and Chief Financial Officer
Dick's Sporting Goods, Inc.
345 Court Street
Coraopolis, Pennsylvania 15108

> **Re: Dick's Sporting Goods, Inc.**
> **Form 10-K for the Fiscal Year Ended January 30, 2016**
> **Filed March 25, 2016**
> **Form 8-K**
> **Filed March 8, 2016**
> **File No. 001-31463**

Dear Ms. List-Stoll:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 30, 2016

Business Strategy, page 4

1. In future filings, please expand the discussion of your strategy of growing your private brands. Specifically, please disclose the percentage of sales attributable to private brands, both your own and those you license from third parties. Please tell us whether a material amount of your business is dependent upon one or more third party license(s) and, if so, disclose the material terms of the license agreement(s).

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

2. Please expand this section to discuss known material trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. In this regard, we note your indication in your most recent earnings call that consolidation in your marketplace is putting short-term pressure on your business. In future filings please discuss this trend and provide additional analysis concerning how this trend may impact the quality and variability of your earnings and cash flows. See Item 303 of Regulation S-K and SEC Release No. 33-8350. Please tell us what this disclosure will look like.

3. In future filings, please revise your disclosure to discuss your intentions with respect to new store openings. As a related matter, please also discuss anticipated capital expenditures associated with new store openings and the source(s) of such funds. Please tell us what this disclosure will look like.

Results of Operations

Fiscal 2015 (52 weeks) Compared to Fiscal 2014 (52 weeks), page 22

4. We note your discussion of the decrease in consolidated annual same store sales at the bottom of page 22. Your current analysis of this decline in same store sales focuses on record setting warm weather during the second half of your fiscal year and its resulting negative impact on the sale of cold weather related categories. However, we note that your consolidated same store sales declined in each quarter of fiscal 2015 when compared to the comparable quarter of the prior year. Please tell us how you considered also discussing the factors that contributed to the slower rate of growth in same store sales during the first half of your fiscal year, and particularly your second quarter, to provide a complete picture of your performance during fiscal 2015. Also tell us how you considered whether the underlying factors that caused each quarter of fiscal 2015 to have lower same store sales growth than the comparable quarter of the prior year represent a larger ongoing trend that should be disclosed to your investors or present uncertainty about your performance in fiscal 2016 that should be disclosed to your investors. We note this trend continued in the first quarter of fiscal 2016, which saw lower same store sales growth than the first quarter of fiscal 2015. Refer to Item 303(A)(3)(ii) of Regulation S-K and Section III.B.3 of our Release No. 33-8350.

Item 8. Financial Statement and Supplementary Data

Notes to Consolidated Financial Statements

1. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page 45

5. We note your disclosure that you will recognize revenue from eCommerce sales upon shipment of merchandise. Please tell us why you believe the earnings process is complete and revenue recognition is appropriate upon shipment of the product rather than upon delivery. Your response should specifically address the point at which title to the product and/or service and all risks of ownership, including risk of loss, pass to the customer. Please refer to SAB Topic 13.

7. Debt, page 50

6. We note that your $1 billion senior secured revolving credit agreement restricts your ability to pay distributions on capital stock. Please explain to us in reasonable detail how this credit agreement defines distributions, and explain to us whether this applies to your payment of quarterly dividends. Also tell us how you considered the applicability of the disclosure requirements of Rule 4-08(e) of Regulation S-X and Schedule I as described in Rule 5-04 of Regulation S-X.

Schedule II. Valuation and Qualifying Accounts, page 64

7. We note that charges to your inventory reserve decreased in fiscal 2015 as compared to fiscal 2014. We also note that your inventory balance increased in fiscal 2015 and you had declining sales in cold-weather categories that caused you to experience a decline in same store sales during the second half of 2015. Please tell us in reasonable detail how you reasonably determined that the inventory reserve amount as of December 31, 2015 was adequate. Also apply this comment to your inventory reserve amount as of April 30, 2016.

Form 8-K Filed March 8, 2016

8. Please refer to the press release furnished under Item 2.02 of Form 8-K. On the second page of your press release, your discussion of your balance sheet states that you are comfortable with current inventory levels, given planned growth and merchandise that will be returned to vendors. Please explain to us in more detail your reference to merchandise that will be returned to vendors. If this relates to damaged or defective merchandise, please explain to us in more detail why damaged or defective merchandise awaiting return to vendors increased in fiscal 2015 such that it would explain your higher inventory levels. If this reference to merchandise that will be returned to vendors is

referring to returns for reasons other than damage or defection, please explain to us in detail the return policies of your vendors, how the vendor return policies impact when you record or remove inventory from your balance sheet, and how you have disclosed the existence and impact of these vendor return policies to your investors in your Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Blume, Staff Accountant at (202) 551-7128 or me at (202) 551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at (202) 551-3342 or Mara Ransom, Assistant Director at (202) 551-3264 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products